SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

THROUGH April 26, 2007

(Commission File No. 1-14477)

BRASIL TELECOM PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

BRAZIL TELECOM HOLDING COMPANY
(Translation of Registrant's name into English)

SIA Sul, Área de Serviços Públicos, Lote D, Bloco B
Brasília, D.F., 71.215-000
Federative Republic of Brazil
(Address of Regristrant's principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)__.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)__.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______ No ___X___

If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):

BRASIL TELECOM ANNOUNCES GROSS REVENUES OF R$ 3.9 BILLION AND
EBITDA OF R$ 952.0 MILLION IN 1Q07

Brasília, April 25th, 2007 - Brasil Telecom Participações S.A. (BOVESPA: BRTP3/BRTP4; NYSE: BRP) announces its consolidated results for the first quarter of 2007 (1Q07). The Company’s unaudited financial statements are presented in million of Reais, except when stated otherwise, and are in conformity with generally accepted accounting principles in Brazil.

HIGHLIGHTS
  After only 30 months of operations, the EBITDA for the mobile telephony was positive and reached R$4.4 million, corresponding to an EBITDA margin of 1.1% and reaching the goal set by the Company.

  3,638.1 thousand mobile accesses in 1Q07, 7.7% and 47.8% higher than 4Q06 and 1Q06, respectively, reaching a market share of 12.9% in Region II.

  1,383.5 thousand ADSL accesses in service by the end of March 2007, 5.0% and 27.6% superior than 4Q06 and 1Q06, respectively.

  Internet Group’s ISPs reached, altogether, 1.2 million broadband subscribers, 8.1% and 46.2% increase in comparison to 4Q06 and 1Q06, respectively.

  Brasil Telecom’s consolidated EBITDA margin in 1Q07 reached 35.4%, 0.8 p.p. and 2.1 p.p. superior than 4Q06 and 1Q06, respectively. The consolidated EBITDA amounted to R$952.0 million in 1Q07, vs. R$947.1 million in 4Q06 and R$825.3 million in 1Q06.

  Non-consolidated services gross revenue for the mobile telephony amounted to R$489.1 million, a 78.0% increase in comparison to 1Q06.

  Data communications and other services revenue totaled R$660.1 million in 1Q07, 22.6% higher than 1Q06.

  Consolidated gross revenue amounted to R$3,897.1 million in 1Q07, 6.6% increase when compared to 1Q06. Consolidated net revenue reached R$2,690.9 million in 1Q07, 8.6% superior than that registered in 1Q06.

  Operating costs and expenses in 1Q07 totaled R$2,389.0 million, a 4.9% reduction in comparison to 4Q06. The ratio of operating costs and expenses (excluding depreciation and amortization) and gross revenues was of 44.6%, remaining stable in comparison to the previous quarter.

  Net debt in 1Q07 amounted to R$1,143.8 million, 12.8% inferior than in 4Q06.

IR CONTACTS
Ricardo Florence (Head of IR)	Phone: (55 61) 3415-1140	rflorence@brasiltelecom.com.br
Flávia Menezes (IR Manager)	Phone: (55 61) 3415-1256	flavia@brasiltelecom.com.br
Carla Bernardes	Phone: (55 61) 3415-1123	carla.bernardes@brasiltelecom.com.br
Reynaldo Abreu Filho	Phone: (55 61) 3415-1411	reynaldom@brasiltelecom.com.br
Ruy Nagano	Phone: (55 61) 3415-1291	ruy.nagano@brasiltelecom.com.br

MEDIA CONTACTS
Rui Xavier (Director)	Phone: (55 61) 3415-9657	rui@brasiltelecom.com.br
César Borges (Manager)	Phone: (55 61) 3415-1378	cesarb@brasiltelecom.com.br

Brasil Telecom Participações S.A. controls Brasil Telecom S.A., a telecommunications company which provides fixed line telephony services in local, domestic long distance, international long distance, mobile telephony, public telephony, data communication, network and value added services in the states of Rondônia, Acre, Mato Grosso, Mato Grosso do Sul, Tocantins, Goiás, Santa Catarina, Paraná and Rio Grande do Sul, as well as in the Federal District. Its coverage area corresponds to 24% of the population (approximately 44 million inhabitants), 27% of the GDP (approximately R$420 billion in 2003) and 33% of the Brazilian territory (about 2.8 million km²).

Brasil Telecom Participações S.A.	Page 1 of 26

FINANCIAL STATEMENT

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
GROSS REVENUES	3,654.9	4,001.9	3,897.1	-2.6%	6.6%

FIXED TELEPHONY	2,888.9	2,892.7	2,824.4	-2.4%	-2.2%
Local Service	1,769.1	1,722.5	1,648.0	-4.3%	-6.8%
Public Telephony	127.9	138.4	129.0	-6.8%	0.9%
Long Distance Service	703.9	721.5	756.3	4.8%	7.4%
Interconnection	108.5	113.9	85.0	-25.4%	-21.7%
Lease of Means	83.0	81.5	89.7	10.1%	8.2%
Supplementary and Value Added Services	86.2	103.0	106.3	3.2%	23.4%
Other	10.4	11.8	10.0	-15.4%	-4.2%
MOBILE TELEPHONY *	227.6	459.6	412.5	-10.2%	81.3%
DATA COMMUNICATIONS	538.4	649.7	660.1	1.6%	22.6%

Deductions	(1,178.0)	(1,260.9)	(1,206.2)	-4.3%	2.4%
NET REVENUES	2,476.9	2,741.0	2,690.9	-1.8%	8.6%

OPERATING COSTS AND EXPENSES	(1,651.6)	(1,793.9)	(1,738.9)	-3.1%	5.3%
Personnel	(190.2)	(155.6)	(151.3)	-2.7%	-20.5%
Materials	(83.9)	(122.9)	(77.3)	-37.1%	-7.8%
Subcontracted Services	(544.0)	(583.4)	(564.5)	-3.2%	3.8%
Interconnection	(498.5)	(573.8)	(576.5)	0.5%	15.6%
Advertising and Marketing	(20.4)	(47.3)	(24.8)	-47.6%	21.7%
Provisions and Losses	(188.0)	(248.6)	(218.3)	-12.2%	16.1%
Other	(126.7)	(62.4)	(126.2)	102.4%	-0.3%

EBITDA	825.3	947.1	952.0	0.5%	15.4%
EBITDA Margin	33.3%	34.6%	35.4%	0.8 p.p.	2.1 p.p.
Depreciation and Amortization	(670.0)	(717.8)	(650.1)	-9.4%	-3.0%

EARNINGS BEFORE FINANCIAL RESULT (EBIT)	155.2	229.3	301.9	31.7%	94.5%

Financial Result	(75.3)	(145.1)	(333.3)	129.7%	342.9%
Financial Revenues	116.1	338.4	161.4	-52.3%	39.0%
Financial Expenses	(191.4)	(221.4)	(227.0)	2.5%	18.6%
Interest on Own Capital	-	(262.1)	(267.8)	2.2%	N.A.

EARNINGS AFTER FINANCIAL RESULT	80.0	84.2	(31.4)	N.A.	N.A.

Non-Operating Revenues (Expenses)	(2.5)	54.8	3.5	-93.7%	N.A.
Goodwill Amortization	(0.3)	(0.3)	(0.1)	-52.5%	-52.5%
Other	(2.3)	55.1	3.6	-93.5%	N.A.

EARNINGS BEFORE INCOME AND SOCIAL	77.4	139.0	(28.0)	N.A.	N.A.
CONTRIBUTION TAXES

Income and Social Contribution Taxes	(42.1)	(50.2)	0.0	N.A.	N.A.

EARNINGS BEFORE PROFIT SHARING	35.3	88.8	(27.9)	N.A.	N.A.

Minority Interest	(1.8)	(83.1)	(70.0)	-15.8%	N.A.

EARNINGS BEFORE REVERSION OF INTEREST	33.5	5.7	(97.9)	N.A.	N.A.
ON OWN CAPITAL

Reversion of Interest on Own Capital	-	262.1	267.8	2.2%	N.A.

NET INCOME	33.5	267.8	169.9	-36.6%	406.4%

Net Income (Losses)/1,000 shares - R$	0.0922	0.7357	0.4667	-36.6%	406.4%
Net Income (Losses)/ADR - US$	0.2121	1.7206	1.1383	-33.8%	436.6%

* BrT Mobile's data communications revenues (VAS) are included in 'Data Communications' item

Brasil Telecom Participações S.A.	Page 2 of 26

OPERATING PERFORMANCE

WIRELINE TELEPHONY

Network

By the end of 1Q07, Brasil Telecom’s plant had 10.4 million installed lines, of which 8.3 million were in service (Annex XV and XVI). The utilization rate reached 79.7%, a 1.1 p.p. decrease as compared to the previous quarter. In comparison to 1Q06, the utilization rate decreased 8.6 p.p. due to the adoption by the Company of stricter measures in its collection and charging policy as of 3Q06. By the end of 1Q07, Brasil Telecom had 8,037.0 thousand active lines and 241.1 thousand blocked lines.

TRAFFIC

In 1Q07, Brasil Telecom reached 1.9 billion billed pulses, a 9.3% reduction in comparison to 4Q06 (Annex XIV). This performance was impacted by seasonality, by the increase in the ADSL accesses and by the migration of fixed calls to mobile calls.

Long distance traffic increased 0.4% in 1Q07 in comparison to 4Q06, remaining in 1.4 billion minutes (Annex XIV). Such performance is explained by the increase in VC-2 and VC-3 minutes, due to a restructuring of its line of products and strategic partnership.

Graph 1: LD Market Share – Quarterly Average

In 1Q07 Brasil Telecom maintained its leadership position and reached a quarterly average market share of 86.2% in the intra-regional segment, 0.4 p.p. superior than the 85.8% market share registered in 4Q06. In the intra-sector segment, Brasil Telecom reached 90.6% market share. At the end of 1Q07, Brasil Telecom reached a 63.7% market share in the inter-regional segment and a 36.5% market share in the international segment (quarterly average).In the inter-regional segment and in the international segment Brasil Telecom increased market share by 2.4 p.p. and 1.6 p.p. in 12 months, respectively.

Brasil Telecom Participações S.A.	Page 3 of 26

MOBILE TELEPHONY

Graph 2: Mobile Network

BrT Mobile reached 3,638.1 thousand mobile accesses in service (Annex XIX), a net addition of 261.3 thousand accesses in 1Q07. At the end of 1Q07, BrT Mobile’s subscriber base was 7.7% higher than 4Q06 and had a 47.8% increase against 1Q06.

At the end of March 2007, BrT Mobile’s subscriber base was composed of 967.0 thousand post-paid subscribers (26.6% of total subscribers). The 26.9 thousand accesses reduction in comparison to 4Q06 is explained by the increase of cancellations in this modality of service. In 1Q07, total disconnections reached 91.8 thousand, 24.4 thousand accesses were removed from the base due to indebtedness and approximately 65% of the remaining 67.4 thousand were disconnections from the Control Plan (hybrid plan) which had entered in the plant in 4Q05 and whose retention agreements expired in the end of 2006. Part of these subscribers who had cancelled its hybrid plan joined the Pre-Paid Plan, what can be proven by the increase of pre-paid net additions. The 7.4 p.p. reduction in the annualized churn from 28.6% in 4Q06 to 21.2% in 1Q07, is explained by the reduction in the pre-paid terminals annualized churn from 30.9% in 4Q06 to 14.9% in 1T07, due, mainly, to the migration of post-paid plans to the pre-paid plans, and partially offset by the disconnections in the post-paid plans.

BrT Mobile’s market share in region II reached 12.9% by the end of 1Q07, 0.8 p.p. above 4Q06’s and 3.5 p.p. above 1Q06’s. BrT Mobile is in third place in terms of market share in area 7 of the General Concession Plan (GO, TO, MT, AC and RO) and in the Federal District (Annex XX).

Anatel recently started to disclose the total of post-paid and pre-paid accesses by state. According to these numbers, BrT Mobile reached a 17.2% market share in Region II in post-paid accesses in March, superior than the total market share (12.9%) . It is a result of Brasil Telecom’s strategy to focus on profitable clients. Throughout 1Q07, BrT Mobile increased its coverage to 830 localities. Currently, its coverage reaches 87% of Region II’s population.

Brasil Telecom Participações S.A.	Page 4 of 26

DATA

Graph 3: ADSL Accesses in Service

Brasil Telecom added 65.8 thousand accesses to its plant during 1Q07, amounting to 1,383.5 thousand broadband accesses in service by the end of March, 2007, an increase of 5.0% and 27.6% in comparison to 4Q06 and 1Q06, respectively (Annex XV). ADSL penetration (ADSL/LIS) reached 16.7% in 1Q07, in comparison to 15.7% in 4Q06 and 11.4% in 1Q06.

By the end of March, 2007, Brasil Telecom registered growth in the following data transmission services for the corporate market: (i) Serviço Plus, which is a data transport service, (ii) Vetor, a private virtual network which uses all the capacity of IP connections to form a unique network, complete and flexible, used for data, multimedia and voice transmission, (iii) IP Corporate services, which supply of Internet connectivity for large companies, and (iv) Interlan, a solution to connect more than two spots to a concentrating spot, transmitting voice and data.

Brasil Telecom Participações S.A.	Page 5 of 26

Internet Service Providers

Internet Group, Brasil Telecom’s internet division, leading company in dial up internet access in the Brazilian market, had approximately 3.2 million active dial-up access users. Altogether, the three Internet Service Providers which comprise the Internet Group had approximately 1.6 million subscribers which pay for services (including broadband accesses and value added services), an increase of 14% as compared to the previous quarter (4Q06). From the total clients which pay for services, 1,160 thousand are broadband clients, representing an 8.1% increase in comparison to 1,073 thousand clients in the previous quarter (4Q06) and 46.2% in comparison to the 793 thousand clients in the same quarter of the previous year (1Q06).

iBest, the largest dial up ISP in Region II, with an estimated market share of 55.4% in 1Q07, had 1.5 million active users (dial-up).

With 1.7 million active dial-up users, iG is the largest ISP in Brazil in numbers of users. iG’s base of clients who pay for services reached 570 thousand in 1Q07, of which, 348 thousand were broadband accesses. This number represents a 67% growth in comparison to the same quarter of the previous year (1Q06) and 14.4% in comparison to the previous quarter (4Q06)

In 1Q06, iG took over the 2nd place among national portals in the Ibope/NetRatings hearing ranking, with a 18.0% increase in the hearing rate (CAGR) from March 2006 to March 2007.

BrTurbo reached 812 thousand broadband clients by the end of 1Q07, 38.9% and 5.6% greater in comparison to 1Q06 and 4Q06, respectively. Approximately 59.5% of Brasil Telecom’s broadband accesses were BrTurbo subscribers, a 2.1 p.p. increase as compared to 4Q06, placing it as market leader in Region II. BrTurbo has, still, 223 thousand users who pay for value added services.

Partnership with Google

Brasil Telecom celebrated a unique strategic partnership in the Brazilian market with Google.

Initially, the agreement allows Google to provide e-mail platform and PSP (customized homepage) to the Internet Group. Google will also provide the search engine to the portals and will explore the sponsored links segments of the Internet Group.

The main strength in the agreement consists in the combination of Google’s platforms with Internet Group’s portals’ contents and services. Currently, Google has agreements with other portals only for search engine and sponsored links.

Google’s technology sharing will not reduce Internet Group’s investments on own technology. There will be a combination of the best tools of both companies, which will lead to greater accessibility, portability and connectivity for its users.

Brasil Telecom Participações S.A.	Page 6 of 26

FINANCIAL PERFORMANCE

REVENUE

Graph 4: Gross Revenue Breakdown

Brasil Telecom’s total gross revenue amounted to R$3,897.1 million in 1Q07, 6.6% superior than the revenue registered in 1Q06. The increase of data communication and mobile telephony services share in total revenue in comparison to 1Q06 demonstrate the success of Brasil Telecom’s strategy of revenue diversification. In comparison to 4Q06 Brasil Telecom’s total gross revenue registered a decrease of 2.6%, mainly explained by the seasonality.

Gross revenue from local service reached R$1,648.0 million in 1Q07, a 4.3% reduction in comparison to 4Q06. The subscription and measured service revenues accounted for 70.7% and VC-1 calls accounted for 28.3% of the total revenue from local service (Annex IV).

In the first quarter, gross revenue from subscription fees totaled R$862.6 million, a 2.1% decrease in comparison to R$881.4 million registered in 4Q06, explained by the 2.0% reduction of average lines in service, which totaled 8,347.8 thousand lines in 1T07 against 8,520.4 thousand lines in 4Q06.

Gross revenue from measured service totaled R$302.6 million in the 1Q07, 8.9% inferior to the previous quarter, reflecting a 9.3% decrease in the exceeding pulses. In comparison to 1Q06, gross revenues from measured service decreased 14.9% , due to a 16.3% traffic reduction.

Gross revenues from VC-1 calls reached R$465.7 million in 1Q07, 5.1% inferior than 4Q06, reflecting a 5.0% decrease in VC-1 traffic. In comparison to 1Q06, gross revenues from VC-1 calls decreased 7.5% , due to a 7.0% reduction in traffic.

Brasil Telecom Participações S.A.	Page 7 of 26

Gross revenue from public telephony reached R$129.0 million in 1Q07, a 6.8% decrease in comparison to 4Q06 and 0.9% increase in comparison to 1Q06. The decrease in comparison to 4Q06 is explained by seasonality, the results presented in 1Q07 were superior to those registered in 1Q06.

Gross revenue from LD calls reached R$756.3 million in 1Q07, representing an increase of 4.8% and 7.4% in comparison to 4Q06 and 1Q06, respectively. The increase in comparison with 4Q06 occurred due to a restructuring of its line of products and strategic partnerships, improving both traffic and revenue for VC-2 and VC-3 calls.

Interconnection revenue in 1Q07 amounted to R$85.0 million, a reduction of 25.4% and 21.7% in comparison to 4Q06 and 1Q06, respectively. The reduction is due, mainly, to the 20% interconnection tariff (TU-RL) reduction as of January 1st, 2007 and due to seasonality effects of the period.

Graph 5: Data Communications and Mobile Telephony Revenue

In 1Q07, gross revenue from data communications and other services reached R$660.1 million, a 1.6% increase as compared to the previous quarter and a 22.6% increase in comparison to 1Q06. This increase is due, basically, to the increase of the ADSL subscriber base, which increased 5.0% and 27.6% in comparison to 4Q06 and 1Q06, respectively.

In 1Q07, gross revenue from mobile telephony was 81.3% superior than 1Q06, due to the increase of the subscriber base, the launch of new plans and the reformulation of Pula-pula plans.

In 1Q07, consolidated gross revenue from mobile telephony totaled R$412.5 million, of which R$360.3 million were related to services and R$52.2 million to the sale of handsets and accessories. The consolidated gross revenue from mobile telephony in 1Q07 registered a decrease of 10.2% in comparison to 4Q06, caused by the decrease in the sale of handsets, due to the Christmas sales in the end of last year and due to the seasonality in the period.

Brasil Telecom Participações S.A.	Page 8 of 26

When annalyzing the mobile operation as a single unit, the blended mobile ARPU in the 1Q07 reached R$33.4 (Annex XVIII). The post-paid ARPU amounted to R$47.2 and the pre-paid ARPU reached R$28.1. In comparison to 4Q06, the blended mobile ARPU decreased 9.7% caused by seasonal effects, mainly in traffic, data and interconnection.

The fixed telephony (excluding data communications) ARPU reached R$77.9 in 1Q07, an increase of 14.1% and 0.5% in comparison to 1Q06 and 4Q06, respectively, reflecting the Company’s strategy to interrupt fixed line revenue erosion.

The ADSL ARPU in 1Q07 reached R$71.3, an increase of 15.3% in comparison to 1Q06, due to the strategy to prioritize the sale of broadband access (Turbo) with greater speeds.

Brasil Telecom’s net revenue reached R$2,690.9 million in 1Q07, 1.8% inferior than the revenue registered in 4Q06 and 8.6% superior than the revenue registered in 1Q06 (Annex IV).

COSTS AND EXPENSES

Graph 6: Operating Costs and Expenses Breakdown
(Excludes Depreciation and Amortization)

In 1Q07, operating costs and expenses amounted to R$2,389.0 million, compared to R$2,511.7 million in 4Q06 and R$2,321.7 million in the 1Q06. The main items that determined such performance in comparison to 4Q06 were: materials (-37.1%), marketing and advertising (-47.6%), losses and provisions (-12.2%) and others (+102.4%) (Annex V).

At the end of 1Q07, 5,227 employees worked in Brasil Telecom’s wireline segment, against 5,199 employees in the previous quarter. BrT Mobile ended 4Q06 with 611 employees, as compared to 636 in 4Q06. By the end of March, Brasil Telecom had 5,838 employees, a 0.1% increase in comparison to December 2006. Total personnel costs and expenses reached R$151.3 million in 1Q07, a 2.7% and 20.5% reduction as compared to the previous quarter and to 1Q06, respectively.

Costs and expenses with subcontracted services, excluding interconnection, marketing and advertisement, totaled R$564.5 million in 1Q07, 3.2% inferior than the amount registered in the previous quarter due to an increase in legal fees related to the closure of legal processes and the hiring of IT consulting, both in 4Q06.

Brasil Telecom Participações S.A.	Page 9 of 26

In the 1Q07, interconnection costs amounted to R$576.5 million, in line with 4Q06, due to the increase in the mobile telephony subscriber base, compensated by the 20% reduction of TU-RL as of January 1st, 2007, and by BrT Mobile’s increase in market share.

Advertising and marketing expenses amounted to R$24.8 million in 1Q07, a 47.6% decrease in comparison to 4Q06, due to Christmas advertising campaigns.

Losses from Accounts Receivable as a percentage of gross revenue in the 1Q07 amounted to 2.5%, stable in comparison to the 2.4% registered in 4Q06. Losses from accounts receivable totaled R$95.7 million in 1Q07, also stable in comparison to the R$ 95.8 million registered in 4Q06.

In 1Q07, provisions for contingencies totaled R$122.6 million, a R$30.2 million decrease in comparison to 4Q06, due to a R$22.8 million revaluation of fiscal contingencies and R$10.4 million from the increase of civil suits, both of which occurred in 4Q06.

Costs and expenses with materials totaled R$77.3 million in 1Q07, a decrease of 37.1% in comparison to 4Q06 due to Christmas sales of handsets. BrT Mobile’s costs and expenses with materials amounted to R$55.9 million, representing 72.3% of the Group’s total costs and expenses with materials, which includes the costs of handsets sold.

Costs related to depreciation and amortization totaled R$650.1 million in 1Q07, 9.4% inferior to 4Q06, due to the increase of assets that were totally depreciated in 1Q07 and due to the revision of depreciation rates for Brasil Telecom Cabos Submarinos Ltda., with a R$50.9 million impact in 4Q06.

Other operating costs and expenses totaled R$126.2 million in 1Q07. If we disconsider the extraordinary effects in 4Q06 (recovery of state and federal taxes, including legal decisions, which generated a positive impact of R$58.4 million, and revenues of R$53.1 million due to agreements made with other telephony operators to end litigations), we would have a 27.4% reduction. In comparison to 1Q06, other operating costs and expenses decreased 0.3% .

EBITDA

Graph 7 - EBITDA

Brasil Telecom Participações S.A.	Page 10 of 26

Brasil Telecom’s consolidated EBITDA amounted to R$952.0 million in 1Q07 (Annex VI). Consolidated EBITDA margin reached 35.4% in 1Q07. In 4Q06, the EBITDA reached R$947.1 million, representing an EBITDA margin of 34.6%, while in 1Q06 it amounted to R$825.3 million with an EBITDA margin of 33.3% (Annex VI).

BrT Mobile’s EBITDA in 1Q07 reached R$4.4 million, positive for the first time since the mobile operation was launched, representing an EBITDA margin of 1.1% .

FINANCIAL RESULTS

Brasil Telecom’s consolidated financial revenue amounted to R$161.4 million in 1Q07, a 52.3% decrease in comparison to the 4Q06, due to the following factors which happened in 4Q06: (i) moratorium interest received from Telegoiás Celular (currently Vivo) in the amount of R$36 million, (ii) booking of interest related to legal decisions in the amount of R$95 million and (iii) financial discount obtained in the negotiation of Vant with AES Intercon II in the amount of R$18 million.

In 1Q07, Brasil Telecom Participações registered a consolidated financial result of R$333.3 million, which included R$267.8 million of Interest on Shareholders’ Equity declared on January 31, 2007. The payment of Interest on Shareholders’ Equity will be defined in the General Shareholders Meeting to be held in 2008.

NET EARNINGS

Net income totaled R$169.9 million in 1Q07 (R$0.4667/1,000 shares). Net income/ADR in the period reached US$1.1383. In 1Q06, the Company registered a net income of R$33.5 million, corresponding to R$0.0922/1,000 shares, while net income per ADR amounted US$0.2121.

INDEBTEDNESS

At the end of March 2007, Brasil Telecom’s consolidated total debt amounted to R$5,067.7 million, 5.7% inferior than the amount registered at the end of December 2006 (Annex IX). As of March 2007, 71.2% of the total debt corresponded to long-term debt (Annex X).

On April 17, 2007, Brasil Telecom S.A. exercised its early redemption right under the terms of the Indenture (Escritura de Emissao) of the 4th Issuance of Debentures, being the 3rd Public Issuance, as informed to debenture holders on March 28, 2007. A total of R$521,1 million was paid to redeem the totality of outstanding debentures.

Brasil Telecom Participações ended 1Q07 with cash of R$3,923.9 million, in comparison with R$3,974.0 million in the end of December 2006. The consolidated net debt totaled R$1,143.8 million, 12.8% inferior to that registered in December 2006 (Annex IX).

At the end of March 2007, the foreign-currency-denominated debt excluding hedge adjustments totaled R$912.9 million, of which R$450.4 million were denominated in US dollars, R$161.4 million in currency basket and R$301.1 million in Yens (Annex IX). On March 31, 2007, 59.8% of our debt affected by exchange rate variation was hedged against exchange rate risk. Of our total debt excluding hedge adjustments, 7.8% was exposed to exchange rate variations.

Brasil Telecom’s consolidated debt had a year-to-date cost equivalent to 9.5% p.a., or 75.7% of the Domestic Interbank Rate.

At the end of March 2007, Brasil Telecom’s financial leverage ratio, represented by the ratio of its net debt to shareholders’ equity, was equal to 21.7%, against 24.9% in the previous quarter.

Brasil Telecom Participações S.A.	Page 11 of 26

INVESTMENTS

Brasil Telecom’s CAPEX totaled R$152.8 million in 1Q07, of which R$148.5 million were invested in the fixed-line network, including voice, data, information technology and regulatory, and R$4.3 million in mobile telephony (Annex VIII). In comparison to 4Q06, total investments decreased significantly by 68.0%, mainly due to the mobile telephony investments, which decreased 96.0% in comparison to the previous quarter.

STOCK MARKET

By the end of March 2007, Brasil Telecom Participações’ market cap, calculated by the weighed quote price of the common and preferred shares, totaled R$9,783.4 million, an increase of 56.9% in comparison to R$6,236.2 million registered in the end of March 2006. In the last 12 months, the Ibovespa and Itel indices increased 20.7% and 3.7%, respectively.

In 1Q07, the performance of Brasil Telecom Participações’ common shares (BRTP3) outperformed the IBOVESPA index by 17.1 p.p., while the preferred shares (BRTP4) outperformed the IBOVESPA index by 0.5 p.p. In the last 12 months the common shares outperformed the IBOVESPA by 66.3 p.p. and the preferred shares outperformed the IBOVESPA by 8.9 p.p.

Table 1: Stock Market Performance

	Closing Price as of		Performance
	3/30/2007	In 1Q07	In 12 Months	In 24 Months
Common Shares (BRTP3) (in R$/1,000 shares)	41.41	20.1%	87.0%	83.2%
Preferred Shares (BRTP4) (in R$/1,000 shares)	18.41	3.5%	29.6%	32.5%
ADR (BRP) (in US$/ADR)	92.80	4.3%	24.1%	26.6%
IBOVESPA (points)	45,805	3.0%	20.7%	72.1%
ITEL (points)	1,007	-4.4%	3.7%	17.1%
IGC (points)	5,330	3.1%	25.7%	103.1%
Dow Jones (points)	25,425	-4.5%	5.3%	-9.6%
Market Capitalization (Million)	9,783.4	12.3%	56.9%	57.2%

Graph 8: Stock Market Performance in 1Q07	Graph 9: Market Capitalization Evolution
Bovespa and NYSE	(R$ billion)
(Base 100 = 12/29/ 2006)

Brasil Telecom Participações S.A.	Page 12 of 26

Table 2: Theoretical Portfolio Participation – January / April

	Ibovespa	Itel	IGC
BRTP3	0.473%	5.698%	0.328%
BRTP4	0.674%	12.713%	0.733%

SHAREHOLDING STRUCTURE

Table 3: Shareholding Structure

Mar/07	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	68,356,160,984	51.0%	26	0.0%	68,356,161,010	18.8%
ADR Free Float	-	0.0%	155,120,025,000	67.5%	155,120,025,000	42.6%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Free Float in Bovespa	64,194,727,219	47.9%	74,817,500,658	32.5%	139,012,227,877	38.2%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

Dec/06	Common Shares	%	Preferred Shares	%	Total Shares	%
Solpart Participações S.A.	68,356,160,984	51.0%	26	0.0%	68,356,161,010	18.8%
ADR Free Float	-	0.0%	157,809,115,000	68.6%	157,809,115,000	43.4%
Treasury	1,480,800,000	1.1%	-	0.0%	1,480,800,000	0.4%
Free Float in Bovespa	64,194,727,219	47.9%	72,128,410,658	31.4%	136,323,137,877	37.5%

Total	134,031,688,203	100.0%	229,937,525,684	100.0%	363,969,213,887	100.0%

COMING EVENTS

Conference Call and Webcast: 1Q07 Results
Connection number: (+1 973) 935-8893
Access Code: 8629011
Link: http://www.brasiltelecom.com.br/ir/
Date:	April 26th , 2007 (Thursday)
Time:	11:00 a.m. (New York time)
12:00 p.m. (Brasília time)
04:00 p.m. (London time)

Brasil Telecom Participações S.A.	Page 13 of 26

FINANCIAL STATEMENTS

BRASIL TELECOM PARTICIPAÇÕES S.A.

Annex I: Consolidated Balance Sheet

R$ Million	Mar/06	Dec/06	Mar/07

CURRENT ASSETS	5,486.7	7,498.1	7,638.4

Cash, Bank Accounts and High-liquid Investments	1,679.9	3,974.0	3,923.9
Temporary Investments	-	89.4	-
Accounts Receivables (Net)	2,142.7	2,127.7	2,157.7
Deferred and Recoverable Taxes	1,188.2	944.1	1,129.5
Other Recoverable Amounts	113.8	223.3	262.7
Inventory	80.3	64.2	49.1
Contractual Retentions	191.4	-	-
Other	90.5	75.5	115.6

LONG TERM ASSETS	1,851.4	2,128.4	2,187.7

Loans and Financing	104.2	2.9	0.8
Deferred and Recoverable Taxes	1,485.0	1,649.5	1,614.2
Other	262.2	476.0	572.7

PERMANENT ASSETS	8,953.8	8,167.3	7,668.9

Investment (Net)	386.9	330.1	311.9
Property, Plant and Equipment (Net)	7,140.3	6,535.3	6,086.4
Property, Plant and Equipment (Gross)	25,112.0	26,051.5	26,129.1
Accumulated Depreciation	(17,971.7)	(19,516.2)	(20,042.8)
Intangible (Net)*	1,205.9	1,163.4	1,150.5
Property, Plant and Equipment (Gross)	2,120.2	2,343.9	2,416.6
Accumulated Depreciation	(914.2)	(1,180.5)	(1,266.2)
Deferred Assets (Net)	220.6	138.5	120.2

TOTAL ASSETS	16,291.9	17,793.8	17,495.0

CURRENT LIABILITIES	4,325.5	4,852.4	5,248.2

Loans and Financing	1,257.3	1,109.6	1,459.0
Suppliers	1,378.1	1,474.7	1,265.1
Taxes and Contributions	917.2	893.3	945.4
Dividends Payable	117.2	614.4	856.5
Provisions	246.5	218.8	220.7
Salaries and Benefits	102.3	154.9	96.2
Consignment for Third Parties	116.4	138.4	121.2
Authorization for Services Exploration	74.8	135.8	154.7
Other	115.7	112.5	129.3

LONG TERM LIABILITIES	4,801.2	5,852.7	5,186.1

Loans and Financing	3,082.2	4,265.6	3,608.6
Provisions	1,076.3	1,163.2	1,186.8
Taxes and Contributions	350.6	116.0	73.0
Authorization for Services Exploration	259.6	219.5	226.1
Other	32.6	88.3	91.6

DEFERRED INCOME	82.7	-	-

MINORITY INTEREST	1,802.8	1,811.1	1,800.9

SHAREHOLDERS' EQUITY	5,279.6	5,277.6	5,259.9

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	282.7	306.3	306.3
Retained Earnings	2,112.3	2,086.6	2,068.9
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	16,291.9	17,793.8	17,495.0

* In compliance with CVM Deliberation 488 and 489 the line of Tangible Permanent Asset is created

Brasil Telecom Participações S.A.	Page 14 of 26

Annex II - Consolidated Balance Sheet - Holding
R$ Million	Mar/06	Dec/06	Mar/07

CURRENT ASSETS	976.0	1,724.8	1,949.0

Cash and Equivalents	833.6	1,432.3	1,445.2
Temporary Investments		-	-
Deferred Taxes	139.1	42.9	114.9
Other Recoverable Amounts	0.6	0.1	0.5
Dividends / Interest on Own Capital Receivable	-	241.1	381.2
Other	2.7	8.3	7.1

LONG TERM ASSETS	977.9	285.6	235.7

Loans and Financing	686.1	-	-
Deferred and Recoverable Taxes	247.0	279.7	230.4
Other	44.8	5.9	5.3

PERMANENT ASSETS	3,747.7	3,757.4	3,733.9

Investment (Net)	3,746.5	3,756.3	3,732.9
Property, Plant and Equipment (Net)	1.1	1.0	0.9
Property, Plant and Equipment (Gross)	53.7	52.5	52.5
Accumulated Depreciation	(52.5)	(51.5)	(51.5)
Intangible (Net)*	0.1	0.0	0.0
Property, Plant and Equipment (Gross)	3.9	3.9	3.9
Accumulated Depreciation	(3.8)	(3.8)	(3.9)
Deferred Assets (Net)	0.1	-	-

TOTAL ASSETS	5,701.6	5,767.8	5,918.6

CURRENT LIABILITIES	354.0	477.6	651.8

Loans and Financing	275.1	-	-
Suppliers	1.1	0.1	0.3
Taxes and Contributions	21.3	0.2	41.2
Dividends Payable	56.1	442.7	610.3
Salaries and Benefits	0.07	0.0	0.0
Consignment for Third Parties	0.1	34.3	0.1
Other	0.3	0.3	0.0

LONG TERM LIABILITIES	64.8	12.0	6.9

Loans and Financing	0.0	-	-
Taxes and Contributions	60.2	7.8	2.5
Other	4.5	4.2	4.4

SHAREHOLDERS' EQUITY	5,282.8	5,278.2	5,259.9

Capital Stock	2,596.3	2,596.3	2,596.3
Capital Reserves	309.2	309.2	309.2
Profit Reserves	282.7	306.3	306.3
Retained Earnings	2,115.5	2,087.2	2,068.9
Treasury Shares	(20.8)	(20.8)	(20.8)

TOTAL LIABILITIES	5,701.6	5,767.8	5,918.6

* In compliance with CVM Deliberation 488 and 489 the line of Tangible Permanent Asset is created

Brasil Telecom Participações S.A.	Page 15 of 26

Annex III: Consolidated Cash Flow

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
OPERATING ACTIVITIES
(+) Net Income of the Period	33.5	267.8	169.9	-36.6%	406.4%

(+) Minority Participation	1.8	83.1	(70.0)	N.A.	N.A.

(+) Items with no Cash Effects	1,072.5	505.6	763.7	0.5	-28.8%

Depreciation and Amortization	672.0	719.8	650.2	-10%	-3.3%
Losses with Accounts Receivables	96.1	79.1	87.8	10.9%	-8.7%
Provision for Doubtful Accounts	16.6	16.7	7.9	-52.7%	-52.6%
Provision for Contingencies	75.2	152.8	122.6	-19.7%	63.1%
Provision for Pension Funds	7.2	0.4	11.7	N.A.	63.0%
Deferred Taxes	204.6	(422.2)	(116.5)	-72.4%	N.A.
Results from the Write-off of Permanent Assets	0.7	(41.0)	-	N.A.	N.A.

(-) Equity Changes	(877.9)	(401.4)	(355.7)	-11.4%	-59.5%
Clients' Accounts Receivable	(102.7)	(156.9)	(125.8)	-19.8%	22.5%
Inventories	2.8	(16.0)	15.1	N.A.	442.7%
Contract Retentions	(191.4)	192.2	-	N.A.	N.A.
Court Deposits	(39.3)	(187.5)	(120.1)	-36.0%	205.6%
Personnel, Charges and Social Benefits	(3.4)	(23.0)	(2.3)	-89.9%	-32.1%
Accounts Payable and Provisioned Expenses	(91.4)	(232.7)	(0.5)	-99.8%	-99.4%
Taxes	(226.1)	361.4	(26.0)	N.A.	-88.5%
Financial Expenses	(55.5)	(167.7)	(38.8)	-76.9%	-30.1%
Authorization for Services Exploration	26.6	(28.8)	25.3	N.A.	-4.8%
Provision for Contingencies	(110.5)	(131.3)	(99.5)	-24.2%	-9.9%
Provision for Pension Funds	(34.2)	(11.4)	(9.3)	-18.7%	-72.8%
Other Assets and Liabilities' Accounts	(52.8)	0.4	26.2	N.A.	N.A.

(=) Cash Flow from Operating Activities	229.9	455.1	507.9	11.6%	120.9%

INVESTMENT ACTIVITIES
Financial Investments	-	208.3	89.4	-57.1%	N.A.
Funds from Sales of Permanent Assets	0.1	3.6	0.1	-97.3%	-21.2%
Investments in Permanent Assets	(623.5)	(263.0)	(378.0)	43.7%	-39.4%
Investments	(623.5)	(263.0)	(378.0)	43.7%	N.A.

(=) Cash Flow from Investment Activities	(623.3)	(51.0)	(288.5)	465.3%	-53.7%

FINANCING ACTIVITIES

Dividens/Interests on Own Capital paid in the Period	(397.4)	(5.4)	(0.7)	-87.8%	-99.8%

Loans and Financing	(160.8)	679.4	(268.8)	N.A.	67.2%
Loans Obtained	1.5	800.8	-	N.A.	N.A.
Loans Paid	(162.3)	(121.4)	(268.8)	121.5%	65.6%
Other Financing Flows	17.7	-	-	N.A.	N.A.

(=) Cash Flow from Financing Activities	(540.5)	674.0	(269.5)	N.A.	-50.1%

CASH FLOW OF THE PERIOD	(933.9)	1,078.0	(50.1)	N.A.	-94.6%

CASH, BANK ACCOUNTS and HIGH-LIQUID INVESTMENTS
Current Balance	1,679.9	3,974.0	3,923.9	-1.3%	133.6%
Previous Balance	2,613.8	2,895.9	3,974.0	37.2%	52.0%
Variation	(933.9)	1,078.0	(50.1)	N.A.	-94.6%

OPERATING CASH FLOW	229.9	455.1	507.9	11.6%	120.9%

(+) Investments on Permanent Assets (includes Investment Suppliers)	(623.5)	(263.0)	(378.0)	43.7%	-39.4%

(=) FREE CASH FLOW	(393.5)	192.1	129.9	-32.4%	N.A.

SUPLEMENTARY INFORMATION TO THE CASH FLOW
Income and Social Contribution Taxes Paid	4.0	39.4	52.8
Interest Paid on Loans and Financing	170.0	132.2	166.5

Brasil Telecom Participações S.A.	Page 16 of 26

Annex IV: Consolidated Operating Gross Revenue

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
GROSS REVENUES	3,654.9	4,001.9	3,897.1	-2.6%	6.6%

FIXED TELEPHONY	2,888.9	2,892.7	2,824.4	-2.4%	-2.2%

Local Service	1,769.1	1,722.5	1,648.0	-4.3%	-6.8%

Subscription	893.3	881.4	862.6	-2.1%	-3.4%
Activation	4.2	7.9	6.6	-16.1%	58.2%
Masured Service	355.6	332.1	302.6	-8.9%	-14.9%
VC-1	503.5	490.5	465.7	-5.1%	-7.5%
Lease of Facilities	0.3	0.5	0.3	-42.5%	-6.1%
Other	12.2	10.2	10.3	0.9%	-15.4%

Public Telephony	127.9	138.4	129.0	-6.8%	0.9%

Long Distance Service	703.9	721.5	756.3	4.8%	7.4%

Intra-Sector	230.1	215.8	213.9	-0.9%	-7.0%
Intra-Region	82.2	72.4	68.4	-5.5%	-16.7%
Inter-Region	69.8	64.1	60.8	-5.0%	-12.8%
International	12.7	11.3	11.7	3.8%	-7.6%
VC-2	167.5	193.9	202.6	4.5%	20.9%
Fixed Origin	70.2	74.6	73.7	-1.1%	5.0%
Mobile Origin	97.3	119.3	128.8	8.0%	32.4%
VC-3	141.6	164.1	198.9	21.2%	40.4%
Fixed Origin	58.8	78.4	97.2	24.1%	65.3%
Mobile Origin	82.8	85.7	101.6	18.6%	22.7%
Interconnection	108.5	113.9	85.0	-25.4%	-21.7%

Fixed-Fixed	71.7	74.9	56.7	-24.3%	-20.9%
Mobile-Fixed	36.8	39.0	28.2	-27.6%	-23.4%

Lease of Means	83.0	81.5	89.7	10.1%	8.2%

Supplementary and Value	86.2	103.0	106.3	3.2%	23.4%
Added Services

Other	10.4	11.8	10.0	-15.4%	-4.2%

MOBILE TELEPHONY	227.6	459.6	412.5	-10.2%	81.3%

Subscription	57.8	104.5	101.4	-2.9%	75.3%
Utilization	79.4	119.2	109.5	-8.2%	38.0%
Additional for Calls Received	1.6	1.2	1.5	28.5%	-3.1%
Roaming	3.5	3.9	4.8	20.9%	37.3%
Interconnection	26.1	127.4	139.6	9.6%	434.9%
Other Services	4.6	7.1	3.5	-49.9%	-22.7%
Merchandise Sales	54.6	96.4	52.2	-45.8%	-4.5%

DATA COMMUNICATIONS	538.4	649.7	660.1	1.6%	22.6%

Fixed	521.6	622.5	642.9	3.3%	23.3%
Mobile	16.8	27.2	17.2	-36.7%	2.2%

Deductions	(1,178.0)	(1,260.9)	(1,206.2)	-4.3%	2.4%
% of Gross Revenue	32.2%	31.5%	31.0%	-0.6 p.p.	-1.3 p.p.

NET REVENUES	2,476.9	2,741.0	2,690.9	-1.8%	8.6%

Net Service Revenues	2,441.7	2,673.0	2,660.2	-0.5%	8.9%
Net Handsets Revenues	35.2	68.0	30.7	-54.9%	-12.8%

Brasil Telecom Participações S.A.	Page 17 of 26

Annex V: Consolidated Operating Costs and Expenses

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
GROSS REVENUES	3,654.9	4,001.9	3,897.1	-2.6%	6.6%

Deductions	(1,178.0)	(1,260.9)	(1,206.2)	-4.3%	2.4%
NET REVENUES	2,476.9	2,741.0	2,690.9	-1.8%	8.6%

Costs	(1,567.9)	(1,727.7)	(1,611.4)	-6.7%	2.8%

Personnel	(58.6)	(41.9)	(40.1)	-4.3%	-31.5%
Materials	(72.0)	(114.2)	(69.5)	-39.1%	-3.5%
Subcontracted Services	(721.9)	(812.0)	(815.2)	0.4%	12.9%
Interconnection	(498.5)	(573.8)	(576.5)	0.5%	15.6%
Other	(223.4)	(238.2)	(238.7)	0.2%	6.9%
Depreciation and Amortization	(568.9)	(611.3)	(540.9)	-11.5%	-4.9%
Other	(146.5)	(148.2)	(145.6)	-1.8%	-0.6%

GROSS PROFIT	909.0	1,013.4	1,079.5	6.5%	18.8%

Sales Expenses	(261.6)	(285.2)	(273.6)	-4.1%	4.6%

Personnel	(73.3)	(63.3)	(60.2)	-4.9%	-17.8%
Materials	(6.8)	(3.7)	(6.8)	85.4%	0.5%
Subcontracted Services	(168.2)	(202.1)	(175.1)	-13.4%	4.1%
Advertising and Marketing	(20.4)	(47.3)	(24.8)	-47.6%	21.7%
Other	(147.8)	(154.7)	(150.3)	-2.9%	1.7%
Depreciation and Amortization	(4.1)	(4.1)	(4.8)	14.8%	15.7%
Other	(9.2)	(12.0)	(26.7)	122.6%	188.9%

General and Administrative Expenses	(206.9)	(214.4)	(204.0)	-4.8%	-1.4%

Personnel	(51.6)	(43.5)	(44.9)	3.4%	-12.9%
Materials	(4.5)	(4.8)	(0.6)	-87.3%	-86.6%
Subcontracted Services	(141.0)	(155.3)	(148.4)	-4.5%	5.3%
Depreciation and Amortization	(6.1)	(6.1)	(6.3)	4.0%	4.5%
Other	(3.7)	(4.8)	(3.7)	-21.9%	0.0%

Information Technology	(115.9)	(127.2)	(116.0)	-8.8%	0.1%

Personnel	(6.7)	(6.8)	(6.0)	-12.7%	-11.1%
Materials	(0.5)	(0.2)	(0.3)	53.9%	-35.6%
Subcontracted Services	(31.8)	(35.1)	(27.0)	-23.0%	-15.0%
Depreciation and Amortization	(69.7)	(77.2)	(77.0)	-0.3%	10.4%
Other	(7.2)	(7.8)	(5.7)	-27.3%	-20.8%

Provisions and Losses	(188.0)	(248.6)	(218.3)	-12.2%	16.1%

Doubtful Accounts	(112.8)	(95.8)	(95.7)	-0.2%	-15.2%
Contingencies	(75.2)	(152.8)	(122.6)	-19.7%	63.1%

Other Operating Revenues (Exp.)	18.7	91.3	34.4	-62.4%	83.4%

Goodwill Amortization	(21.3)	(19.1)	(21.0)	10.4%	-1.1%
Other	40.0	110.4	55.4	-49.8%	38.5%

EARNINGS BEFORE FINANCIAL RESULT	155.2	229.3	301.9	31.7%	94.5%
(EBIT)

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
OPERATING COSTS AND EXPENSES	(2,321.7)	(2,511.7)	(2,389.0)	-4.9%	2.9%

Personnel	(190.2)	(155.6)	(151.3)	-2.7%	-20.5%
Materials	(83.9)	(122.9)	(77.3)	-37.1%	-7.8%
Subcontracted Services	(544.0)	(583.4)	(564.5)	-3.2%	3.8%
Interconnection	(498.5)	(573.8)	(576.5)	0.5%	15.6%
Advertising and Marketing	(20.4)	(47.3)	(24.8)	-47.6%	21.7%
Provisions and Losses	(188.0)	(248.6)	(218.3)	-12.2%	16.1%
Other	(126.7)	(62.4)	(126.2)	102.4%	-0.3%
Depreciation and Amortization	(670.0)	(717.8)	(650.1)	-9.4%	-3.0%

Brasil Telecom Participações S.A.	Page 18 of 26

Annex VI: EBITDA Margin – Gains and Losses

R$ Million	1Q06	Vertical	4Q06	Vertical	1Q07	Vertical
GROSS REVENUES	3,654.9	147.6%	4,001.9	146.0%	3,897.1	144.8%

FIXED TELEPHONY	2,888.9	116.6%	2,892.7	105.5%	2,824.4	105.0%

Local Service	1,769.1	71.4%	1,722.5	62.8%	1,648.0	61.2%
Public Telephony	127.9	5.2%	138.4	5.1%	129.0	4.8%
Long Distance Service	703.9	28.4%	721.5	26.3%	756.3	28.1%
Interconnection	108.5	4.4%	113.9	4.2%	85.0	3.2%
Lease of Means	83.0	3.3%	81.5	3.0%	89.7	3.3%
Supplementary and Value Added Services	86.2	3.5%	103.0	3.8%	106.3	4.0%
Other	10.4	0.4%	11.8	0.4%	10.0	0.4%

MOBILE TELEPHONY	227.6	9.2%	459.6	16.8%	412.5	15.3%

DATA COMMUNICATIONS	538.4	21.7%	649.7	23.7%	660.1	24.5%

Deductions	(1,178.0)	-47.6%	(1,260.9)	-46.0%	(1,206.2)	-44.8%
NET REVENUES	2,476.9	100.0%	2,741.0	100.0%	2,690.9	100.0%

OPERATING COSTS AND EXPENSES	(1,651.6)	-66.7%	(1,793.9)	-65.4%	(1,738.9)	-64.6%
Personnel	(190.2)	-7.7%	(155.6)	-5.7%	(151.3)	-5.6%
Materials	(83.9)	-3.4%	(122.9)	-4.5%	(77.3)	-2.9%
Subcontracted Services	(544.0)	-22.0%	(583.4)	-21.3%	(564.5)	-21.0%
Interconnection	(498.5)	-20.1%	(573.8)	-20.9%	(576.5)	-21.4%
Advertising and Marketing	(20.4)	-0.8%	(47.3)	-1.7%	(24.8)	-0.9%
Provisions and Losses	(188.0)	-7.6%	(248.6)	-9.1%	(218.3)	-8.1%
Other	(126.7)	-5.1%	(62.4)	-2.3%	(126.2)	-4.7%

EBITDA	825.3	33.3%	947.1	34.6%	952.0	35.4%

Annex VII: EBITDA Margin of Services

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
GROSS REVENUES	3,654.9	4,001.9	3,897.1	-2.6%	6.6%
Services	3,600.2	3,905.6	3,844.9	-1.6%	6.8%
Products	54.6	96.4	52.2	-45.8%	-4.5%
DEDUCTIONS	(1,178.0)	(1,260.9)	(1,206.2)	-4.3%	2.4%
Services	(1,158.6)	(1,232.6)	(1,184.7)	-3.9%	2.3%
Products	(19.4)	(28.3)	(21.5)	-24.1%	10.7%
NET REVENUES	2,476.9	2,741.0	2,690.9	-1.8%	8.6%
Services	2,441.7	2,673.0	2,660.2	-0.5%	8.9%
Products	35.2	68.0	30.7	-54.9%	-12.8%
EBITDA	825.3	947.1	952.0	0.5%	15.4%
EBITDA Margin	33.3%	34.6%	35.4%	0.8 p.p.	2.1 p.p.
EBITDA Margin - Services	33.8%	35.4%	35.8%	0.4 p.p.	2.0 p.p.
Variation	0.5 p.p.	0.9 p.p.	0.4 p.p.	-0.5 p.p.	-0.1 p.p.

Brasil Telecom Participações S.A.	Page 19 of 26

Annex VIII: Investments

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Network Expansion	38.3	101.9	48.0	-52.9%	25.4%
Conventional Telephony	0.3	(2.6)	1.9	N.A.	516.0%
Transmission Backbone	2.4	16.1	7.6	-52.7%	216.2%
Data Network	33.9	77.3	38.5	-50.2%	13.5%
Intelligent Network	0.7	2.4	0.1	-96.0%	-86.3%
Network Management Systems	0.4	8.0	0.5	-93.5%	36.7%
Other Investments for Network Expansion	0.5	0.6	(0.7)	N.A.	N.A.
Network Operation	50.9	76.4	48.9	-36.0%	-3.9%
Public Telephony	1.4	1.4	0.9	-33.2%	-37.0%
Information Technology	8.5	50.7	8.2	-83.8%	-2.9%
Expansion Personnel	26.9	22.0	18.7	-15.2%	-30.6%
Regulatory	61.2	75.2	12.9	-82.8%	-78.9%
Other	22.3	42.1	9.7	-77.0%	-56.5%
Expansion Financial Expenses	0.0	0.2	1.2	415.4%	N.A.

TOTAL - FIXED LINE TELEPHONY	209.4	369.9	148.5	-59.8%	-29.1%

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months

TOTAL - MOBILE TELEPHONY	5.2	107.1	4.3	-96.0%	-17.3%

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months

TOTAL INVESTMENT	214.6	477.0	152.8	-68.0%	-28.8%

Annex IX: Indebtedness

Debt (R$ Million)	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Short Term	1,257.3	1,109.6	1,459.0	31.5%	16.0%
In R$	984.5	811.1	1,196.4	47.5%	21.5%
In US$	16.8	29.4	15.1	-48.6%	-9.7%
In Yen	80.2	80.1	75.6	-5.7%	-5.8%
In Currency Basket	72.4	72.6	60.6	-16.5%	-16.2%
Hedge Adjustment	103.3	116.4	111.3	-4.3%	7.7%
Long Term	3,082.2	4,265.6	3,608.6	-15.4%	17.1%
In R$	1,795.9	3,117.5	2,562.7	-17.8%	42.7%
In US$	493.2	458.9	435.3	-5.2%	-11.7%
In Yen	319.3	271.7	225.6	-17.0%	-29.3%
In Currency Basket	173.7	113.3	100.8	-11.1%	-42.0%
Hedge Adjustment	300.1	304.2	284.3	-6.5%	-5.2%
Total Debt	4,339.4	5,375.2	5,067.7	-5.7%	16.8%
(-) Cash	1,679.9	3,974.0	3,923.9	-1.3%	133.6%
(-) Contractual Retentions	191.4	-	-	N.A.	-100.0%
(-) Temporary Investments	-	89.4	-	-100.0%	N.A.
Net Debt	2,468.1	1,311.8	1,143.8	-12.8%	-53.7%

Brasil Telecom Participações S.A.	Page 11 of 26

Annex X: Indebtedness

					R$ Million

Description	Currency	Annual Cost	Maturity				Long Term %
				Total	Short Term	Long Term

Foreign Currency

Financial Institutions I	US$	Lib6+0.5%	jul/08 - jul/13	34.2	9.9	24.3	71.0%
Bonds - US$200 MM	US$	9.38%	Feb-14	415.1	5.0	410.1	98.8%
Financial Institutions II	Yen	Jibor6 + 1.92%	Mar-11	300.3	75.2	225.2	75.0%
Financial Institutions III	Yen	3.36%	Feb-09	0.8	0.4	0.4	49.8%
Suppliers I	US$	1.75%	Feb-14	1.1	0.2	0.9	85.5%

Foreign Currency Total				751.5	90.7	660.8	87.9%

Local Currency

		Currency Basket
BNDES	R$	+ 5.85%	Nov-07	7.0	7.0	(0.0)	0.0%
		Currency Basket
BNDES	R$	+ 6.5%	Oct-07	20.3	20.3	(0.0)	0.0%
		Currency Basket
BNDES	R$	+ 5.5%	Apr-11	134.1	33.3	100.8	75.1%
BNDES	R$	TJLP + 5.85%	Oct-07	62.7	62.7	(0.0)	0.0%
BNDES	R$	TJLP + 5.85%	Dec-07	318.6	318.6	(0.0)	0.0%
BNDES	R$	TJLP + 6.5%	Dec-07	12.1	12.1	0.0	0.0%
BNDES	R$	TJLP + 5.5%	Feb-11	854.1	221.1	633.0	74.1%
BNDES	R$	TJLP + 2.3%	May-14	30.4	0.3	30.1	99.0%
BNDES	R$	TJLP + 4.3%	May-14	780.9	9.3	771.6	98.8%
BRB - Fixed Line	R$	2.43%	Dec-33	5.7	0.0	5.7	99.4%
BRB - GSM	R$	2.43%	Dec-33	19.4	0.1	19.3	99.4%
Debentures 3rd Public Issuance	R$	CDI + 1.0%	Jul-09	515.3	515.3	-	0.0%
Debentures 4th Public Issuance	R$	104% of CDI	Jun-13	1,124.9	44.9	1,080.0	96.0%
FCO I	R$	10.94%	Jan-08	4.2	4.2	-	0.0%
FCO II	R$	11.50%	Apr-11	30.8	7.7	23.1	75.1%

Local Currency Total				3,920.5	1,257.0	2,663.5	67.9%

Total Debt before Hedge Adjustments				4,672.0	1,347.7	3,324.3	71.2%

Hedge Adjustments				395.7	111.3	284.3	71.9%

TOTAL DEBT				5,067.7	1,459.0	3,608.6	71.2%

Brasil Telecom Participações S.A.	Page 21 of 26

Annex XI: Long Term Debt Amortization Schedule

Maturity	% Long Term Debt
2008	8.0%
2009	14.7%
2010	16.4%
2011	18.1%
2012	14.4%
2013	14.4%
2014	13.9%

Annex XII: Consolidated Financial Result

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Financial Revenue	116.1	338.4	161.4	-52.3%	39.0%
Local Currency	111.3	330.2	161.4	-51.1%	45.0%
Foreign Currency	4.8	8.2	0.1	-99.2%	-98.7%
Financial Expenses	(191.4)	(221.4)	(227.0)	2.5%	18.6%
Local Currency	(150.3)	(189.2)	(202.0)	6.7%	34.4%
Foreign Currency	(41.0)	(32.2)	(25.0)	-22.2%	-39.0%
Interest on Own Capital	-	(262.1)	(267.8)	2.2%	N.A.

Financial Result	(75.3)	(145.1)	(333.3)	129.7%	342.9%

Annex XIII: Consolidated Accounts Receivable

	1Q06	2Q06	3Q06	4Q06	1Q07
Total (R$ Million)	2,520.8	2,462.6	2,411.8	2,485.3	2,522.7

Due	62.6%	63.6%	66.0%	65.7%	62.9%
Overdue (up to 30 days)	16.5%	15.9%	16.0%	16.7%	16.3%
Overdue (between 31-60 days)	6.2%	5.3%	4.8%	5.0%	5.9%
Overdue (between 61-90 days)	3.9%	3.4%	2.8%	3.1%	3.9%
Overdue (more than 90 days)	10.8%	11.9%	10.4%	9.5%	11.0%

Brasil Telecom Participações S.A.	Page 22 of 26

Annex XIV: Traffic

TRAFFIC	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Exceeding Local Pulses (Million)	2,291.2	2,113.6	1,917.4	-9.3%	-16.3%

VC-1 (Million Minutes)	744.7	728.8	692.3	-5.0%	-7.0%

Lond Distance Minutes (Million)	1,454.1	1,432.2	1,438.4	0.4%	-1.1%

Longa Distância	1,196.5	1,154.3	1,128.3	-2.2%	-5.7%
VC-2	152.7	160.8	168.1	4.5%	10.1%
VC-3	104.9	117.1	141.9	21.2%	35.3%

Annex XV - Indicators

FIXED LINE PLANT	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Lines Installed (Thousand)	10,814.3	10,423.0	10,388.5	-0.3%	-3.9%
Additional Lines Installed (Thousand)	(2.0)	(371.6)	(34.5)	-90.7%	1627.8%

Lines in Service - LIS (Thousand)	9,543.1	8,417.7	8,278.0	-1.7%	-13.3%
Residential	6,042.8	5,556.3	5,560.3	0.1%	-8.0%
Non-Residential	1,432.6	1,282.4	1,248.7	-2.6%	-12.8%
Public Telephones	295.2	277.9	275.5	-0.9%	-6.7%
Pre-paid	316.6	-	-	N.A.	-100.0%
Hybrid Terminals	825.6	633.3	561.8	-11.3%	-32.0%
Other (Including PBX)	630.1	667.8	631.8	-5.4%	0.3%
Additional LIS (Thousand)	(17.0)	(205.6)	(139.6)	-32.1%	720.4%

Average LIS (Thousand)	9,551.6	8,520.4	8,347.8	-2.0%	-12.6%

LIS/100 Inhabitants	22.2	19.4	18.8	-2.9%	-15.2%
Public Telephones/1,000 Inhabitants	6.9	6.4	6.3	-2.1%	-8.7%
Public Phones/100 Lines Installed	2.7	2.7	2.7	-0.5%	-2.9%

Utilization Rate	88.2%	80.8%	79.7%	-1.1 p.p.	-8.6 p.p.

Digitalization Rate	100.0%	100.0%	100.0%	0.0 p.p.	0.0 p.p.

ADSL Accesses (Thousand)	1,084.1	1,317.7	1,383.5	5.0%	27.6%
Net Additions (Thousand)	70.2	65.3	65.8	1%	-6%
ADSL Penetration (%)	11.4%	15.7%	16.7%	1.1 p.p.	5.4 p.p.

PRODUCTIVITY	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
# of Employees - Fixed Telephony	5,420	5,199	5,227	0.5%	-3.6%
Average # of Employees	5,612	5,166	5,213	0.9%	-7.1%
LIS/Employee	1,761	1,619	1,584	-2.2%	-10.1%

Gross Revenue/Average # of Employees/Month (R$ Thousand)	171.6	186.7	180.6	-3.3%	5.2%
EBITDA/Average # of Employees/Month (R$ Thousand)	49.0	61.1	60.9	-0.4%	24.2%
Net Income/Average # of Employees/Month (R$ Thousand)	2.0	17.3	10.9	-37.1%	445.1%

Exceeding Pulses/Average LIS/Month	80.0	82.7	76.6	-7.4%	-4.3%
DLD Minutes/Average LIS/Month	50.7	56.0	57.4	2.5%	13.2%
Fixed-Mobile Minutes/Average LIS/Month	35.0	39.4	40.0	1.6%	14.4%

Gross Revenue (Fixed Line)/Average LIS/Month (R$)	100.8	113.2	112.8	-0.3%	11.9%
EBITDA/Average LIS/Month	28.8	37.1	38.0	2.6%	32.0%
Net Earnings/Average LIS/Month	1.2	10.5	6.8	-35.3%	479.4%

PROFITABILITY	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
EBITDA Margin	33.3%	34.6%	35.4%	0.8 p.p.	2.1 p.p.
Net Margin	1.4%	9.8%	6.3%	-3.5 p.p.	5.0 p.p.
Return on Equity - ROE	0.6%	5.1%	3.2%	-1.8 p.p.	2.6 p.p.

CAPITAL STRUCTURE	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Cash, Bank Accounts and High-liquid Investments (R$ Million)	1,679.9	3,974.0	3,923.9	-1.3%	133.6%
Temporary Investments (R$ Million)	-	89.4	-	-100.0%	N.A.
Contractual Retentions (R$ Million)	191.4	-	-	N.A.	-100.0%
Total Debt (R$ Million)	4,339.4	5,375.2	5,067.7	-5.7%	16.8%
Short Term Debt	1,257.3	1,109.6	1,459.0	31.5%	16.0%
Long Term Debt	3,082.2	4,265.6	3,608.6	-15.4%	17.1%
Short Term Debt (%)	29.0%	20.6%	28.8%	8.1 p.p.	-0.2 p.p.
Long Term Debt (%)	71.0%	79.4%	71.2%	-8.1 p.p.	0.2 p.p.
Net Debt (R$ Million)	2,468.1	1,311.8	1,143.8	-12.8%	-53.7%
Shareholders' Equity (R$ Million)	5,279.6	5,277.6	5,259.9	-0.3%	-0.4%
Net Debt/Shareholders' Equity	46.7%	24.9%	21.7%	-3.1 p.p.	-25.0 p.p.

Brasil Telecom Participações S.A.	Page 23 of 26

Annex XVI – Active and Blocked Lines

	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Active Lines (LIS - Blocked Lines)	8,483.6	8,138.6	8,037.0	-1.2%	-5.3%
Blocked Lines	1,059.4	279.0	241.1	-13.6%	-77.2%

Lines in Service (LES)	9,543.1	8,417.7	8,278.0	-1.7%	-13.3%

BRASIL TELECOM MOBILE

Annex XVII: Income Statement – BrT Mobile

R$ Million	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
GROSS REVENUES	329.5	590.3	541.3	-8.3%	64.3%
Subscription	57.8	104.5	101.4	-2.9%	75.3%
Utilization	85.9	129.4	121.5	-6.1%	41.4%
Interconnection	104.6	220.8	239.1	8.3%	128.7%
Other Revenues	9.6	12.2	9.8	-19.3%	2.1%
Data Communications	16.8	27.2	17.2	-36.7%	2.2%
Merchandise Sales (Handsets and	54.6	96.4	52.2	-45.8%	-4.5%
Accessories)
Deductions	(106.9)	(171.2)	(156.3)	-8.7%	46.3%
NET REVENUES	222.6	419.1	385.0	-8.1%	72.9%

OPERATING COST AND EXPENSES	(262.9)	(452.9)	(380.6)	-16.0%	44.8%
Personnel	(21.4)	(19.0)	(18.7)	-1.9%	-12.9%
Materials	(60.8)	(98.1)	(55.9)	-43.0%	-8.1%
Subcontracted Services	(85.5)	(101.5)	(93.7)	-7.7%	9.6%
Interconnection	(24.2)	(131.3)	(128.0)	-2.5%	428.0%
Advertising and Marketing	(7.6)	(14.6)	(10.2)	-30.5%	34.1%
Provisions and Losses	(11.0)	(20.6)	(14.6)	-29.0%	32.9%
Other	(52.3)	(67.6)	(59.4)	-12.1%	13.6%

EBITDA	(40.3)	(33.8)	4.4	N.A.	N.A.
EBITDA Margin	-18.1%	-8.1%	1.1%	N.A.	N.A.
Depreciation and Amortization	(76.7)	(90.4)	(94.5)	4.6%	23.2%

EARNINGS BEFORE FINANCIAL RESULT	(117.1)	(124.2)	(90.2)	-27.4%	-23.0%

Financial Result	(8.7)	(5.1)	10.6	N.A.	N.A.
Financial Revenues	5.2	9.3	22.7	143.3%	339.3%
Financial Expenses	(13.8)	(14.4)	(12.1)	-16.3%	-12.7%

EARNINGS AFTER FINANCIAL RESULT	(125.7)	(129.3)	(79.5)	-38.5%	-36.7%

Non-Operating Revenues (Expenses)	(0.4)	(0.0)	-	N.A.	N.A.

EARNINGS BEFORE INCOME AND SOCIAL	(126.1)	(129.3)	(79.5)	-38.5%	-36.9%
CONTRIBUION TAXES

Income and Social Contribution Taxes	42.6	43.4	27.1	-37.6%	-36.5%

EARNINGS BEFORE PROFIT SHARING	(83.5)	(85.8)	(52.5)	-38.9%	-37.2%

EARNINGS BEFORE REVERSION OF	(83.5)	(85.8)	(52.5)	-38.9%	-37.2%
INTEREST ON OWN CAPITAL

NET EARNINGS (LOSSES)	(83.5)	(85.8)	(52.5)	-38.9%	-37.2%

Obs.: The values presented in this Income Statement do not consider inter-company elimination with Brasil Telecom S.A.

Brasil Telecom Participações S.A.	Page 24 of 26

Annex XVIII: ARPU Calculation – Mobile Telephony

R$ Thousand	1Q06	2Q06	3Q06	4Q06	1Q07

(+) Gross Revenues	329.5	374.7	494.5	590.3	541.3
(-) Handsets	(54.6)	(69.5)	(65.7)	(96.4)	(52.2)

Gross Service Revenues	274.8	305.3	428.8	493.9	489.1

(-) Taxes and Deductions	(87.4)	(102.3)	(116.8)	(142.9)	(134.8)

Net Service Revenues	187.4	203.0	311.9	351.1	354.3
Mobile-Mobile Interconnection Fee (Full Bill)	-	-	75.6	94.6	98.4
Other Net Service Revenues	-	-	236.4	256.4	255.9
(-) Roaming	(0.9)	(0.8)	(0.7)	(1.1)	(1.8)

Net Quarterly Revenues	186.4	202.2	311.2	349.9	352.5
Receita Líquida Mensal	62.1	67.4	103.7	116.6	117.5
Average Number of Clients	2,340.5	2,590.2	2,911.8	3,153.7	3,514.0

ARPU (R$)	26.6	26.0	35.6	37.0	33.4

Annex XIX: Operating Data

Key Operational Data	1Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
Clients (Thousand)	2,460.9	3,376.8	3,638.1	7.7%	47.8%
Post-Paid	821.1	993.8	967.0	-2.7%	17.8%
Pre-Paid	1,639.8	2,383.0	2,671.1	12.1%	62.9%
Net Additions (Thousand)	248.1	325.8	261.3	-19.8%	5.3%
Post-Paid	128.1	46.5	(26.9)	-157.8%	-121.0%
Pre-Paid	119.9	279.3	288.2	3.2%	140.3%
Gross Additions (Thousand)	398.9	555.8	447.2	-19.5%	12.1%
Post-Paid	151.6	103.3	65.0	-37.1%	-57.1%
Pre-Paid	247.3	452.5	382.2	-15.5%	54.5%
Cancellations (Thousand)	150.9	230.0	185.9	-19%	23%
Post-Paid	23.5	56.8	91.8	61.6%	291.2%
Pre-Paid	127.4	173.2	94.1	-45.7%	-26.2%
Annualized Churn	25.8%	28.6%	21.2%	-7.4 p.p.	-4.6 p.p.
Post-Paid	12.4%	23.4%	37.5%	14.1 p.p.	25.1 p.p.
Pre-Paid	32.3%	30.9%	14.9%	-16.0 p.p.	-17.4 p.p.
SAC (R$)	136.6	123.1	97.8	-20.6%	-28.4%
Market Share	9.4%	12.1%	12.9%	0.8 p.p.	3.5 p.p.
Served Localities	782	819	830	1.3%	6.1%
% of Population Covered	86%	87%	87%	0.0 p.p.	1.1 p.p.
Base Stations	2,123	2,406	2,417	0.5%	13.8%
Switches	8	10	10	0.0%	25.0%
Employees	735	636	611	-3.9%	-16.9%

Annex XX: Market Share by State – BrT Mobile

State	1Q06	2Q06	3Q06	4Q06	1Q07	Δ Quarter	Δ 12 Months
AC	8.8%	11.3%	12.2%	13.7%	15.3%	1.6 p.p.	6.5 p.p.
RO	14.5%	17.5%	18.7%	20.2%	22.0%	1.8 p.p.	7.5 p.p.
DF	16.0%	18.9%	20.1%	21.3%	22.7%	1.5 p.p.	6.7 p.p.
GO	11.2%	13.2%	13.7%	14.6%	15.7%	1.1 p.p.	4.5 p.p.
TO	15.0%	17.2%	17.2%	17.9%	19.6%	1.7 p.p.	4.6 p.p.
MS	7.9%	9.5%	10.1%	10.8%	11.4%	0.6 p.p.	3.5 p.p.
MT	8.6%	10.4%	11.1%	11.9%	12.9%	1.0 p.p.	4.3 p.p.
PR	7.7%	8.7%	9.4%	9.9%	10.4%	0.4 p.p.	2.6 p.p.
SC	9.5%	10.3%	10.9%	11.4%	11.9%	0.5 p.p.	2.4 p.p.
RS	6.8%	7.4%	8.2%	8.7%	9.3%	0.6 p.p.	2.5 p.p.

Region II	9.4%	10.7%	11.4%	12.1%	12.9%	0.8 p.p.	3.5 p.p.

Brasil Telecom Participações S.A.	Page 25 of 26

GLOSSARY

ADSL: Asymmetrical Digital Subscriber Line. System that allows broadband signal transmission through metallic telephone cables. It is the most common DSL technology, which represents a midway transition to totally optic networks.

ARPU: Average Revenue Per User. It is an indicator used in telecom industry which calculates the average net revenue per user.

CAPEX: Capital Expenditure. The investments made by a company.

EBITDA: Earnings Before Interests, Taxes, Depreciation and Amortization.

GSM: Global System for Mobile communications. GSM is the most used technological standard by mobile operators in the world. This feature allows its users to move around freely and easily with their handsets. The price of GSM handsets is also more attractive, the network is safer and there is a consistent technological evolution.

JSCP (Interest on Shareholders’ Equity): Shareholder remuneration option, calculated from the Shareholders’ Equity and limited, for taxes deductibility effects, to the variation of the long term interest rates. The fiscal benefit is due to the reduction of the calculation basis of the income tax and social contribution on the net income, once the interest on shareholders’ equity represent deductible expenses in the application of these resources.

LIS: Lines in Service. All the lines in a plant that are effectively being used.

SAC: Subscriber Acquisition Cost. It is the average amount spent by a company to acquire a new subscriber.

TUP (Public Phone): Public terminals which use phone cards (or collect calls) to make calls.

Financial Leverage Ratio: Net Debt / Shareholders’ Equity

This document contains forward-looking statements. Such statements do not constitute facts occurred in the past and reflect the expectations of the Company's managers only. The words "anticipates," "believes," "estimates," "expects," "forecasts," "intends," "plans," "predicts," "projects" and "aims", as well as other similar words, are intended to identify those forward-looking statements, which obviously involve risks or uncertainties predicted or not by the Company. Accordingly, the future results of the Company’s operations may differ from the current expectations, and the reader should not rely exclusively on these forward-looking statements. Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments.

Brasil Telecom Participações S.A.	Page 26 of 26

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 26, 2007

BRASIL TELECOM PARTICIPAÇÕES S.A.

By:	/S/ Paulo Narcélio Simões do Amaral
Name: Paulo Narcélio Simões do Amaral Title: Chief Financial Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.